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Exhibit 99.(a)(1)(J)

TENDER OFFER TO THE SHAREHOLDERS OF TDC A/S

Introduction

        Nordic Telephone Company ApS ("NTC") hereby offers to purchase all shares in TDC A/S ("TDC") that are held by shareholders resident in Sweden. This takeover bid (the "Takeover Bid") is offered pursuant to the terms and conditions set forth in the attached tender document, Appendix 1.

        This document (including Appendix 1) is below referred to as the "Offer Document".

        In Appendix 1, under the heading "Restrictions" on page "i", it is stated that" The Tender Offer is not being made, directly or indirectly, in or into any jurisdiction in which the submission of the Tender Offer or acceptances thereof is illegal in such jurisdiction, and this Offer Document may not be distributed to shareholders resident in such jurisdictions." This restriction does not apply to Swedish shareholders in TDC after filing with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) in accordance with the below.

        The Offer Document has been filed with the Swedish Financial Supervisory Authority in accordance with the provisions in Chapter 2 Section 4 of the Swedish Financial Instruments Trading Act (1991:980) (Sw. lagen (1991:980) om handel med finansiella instrument). The filing does not imply any guarantee from the Financial Supervisory Authority that the factual information in the Offer Document is correct or complete.

        Below follows a brief statement of certain tax issues related to the Takeover Bid and a list containing a translation into Swedish of certain words in Appendix 1. Appendix 1 is also available in English and can be requested from Nordea Bank Danmark A/S pursuant to what is set forth on page 12 in Appendix 1. An English version of Appendix 1 may also be downloaded from NTC's homepage, http://www.nordictelephone.dk/.

Tax Issues in Sweden

        Some tax issues related to the Takeover Bid are briefly commented on below. This statement does not cover situations where the securities at taxation are held by a Swedish partnership (Sw. handelsbolag).

Taxation of Sale of Shares

        For individuals, sale of shares in TDC will entail capital gains taxation. A capital gain (or capital loss) is calculated as the difference between the sales revenue, after deduction of any selling expens, and the tax acquisition value of the sold shares. The acquisition value for the total amount of shares, of the same class and type, is aggregated and calculated jointly when applying the average method (Sw. genomsnittsmetoden). Since the shares in TDC are quoted, the acquisition value may alternatively be determined in accordance with the standardised rule at 20 percent of the sales revenue, after deduction of any selling expens.

        For individuals, capital gains are taxed in the income category "capital" with a 30 percent state tax. A capital loss is deductible with up to 70 percent in the income category "capital". A capital loss from the sale of quoted shares may, however, with the full amount be set off against capital gains on other quoted securities taxed as shares (shares and other securities that are taxed as shares).

        For losses in the income category "capital", a tax reduction of 30 percent of the loss that does not exceed SEK 100 000 and 21 percent of the loss that exceed SEK 100 000, is allowed. Losses cannot be used for subsequent tax years.

        For limited liability companies, a capital gain is normally taxed in the income category "business", with a 28 percent state tax. The above stated regarding the calculation of capital gains and capital losses applies also to the income category "business". Deduction of capital losses from a sale of shares, which are held as a capital investment, are only permitted against capital gains on other securities taxed as shares

(shares). A capital loss such as the one described here, and which for some reason cannot be offset against a capital gain a certain year, may be offset against a capital gain on securities taxed as shares during the subsequent tax year. A capital gain is tax-free in cases where a holding of shares in TDC meets the conditions of being business related (Sw. näringsbetingat) for the selling limited liability company (i.e., the holding corresponds to 10 percent or more of the votes or is part of a business that is carried out by the owner company). A capital loss from a sale of shares that are business related is not deductible for the selling limited liability company. Further, specific tax rules apply to certain categories of companies.

Specific Tax Issues for Shareholders not Resident in Sweden

        The Takeover Bid may be accepted by shareholders who are not, according to tax rules, resident in Sweden. Normally, this will not give rise to any tax consequences in Sweden. But a shareholder may be subject to taxation in his or her country of residence. In some cases, Sweden reserves the right to impose tax on an individual even after emigration, provided that the individual retains essential ties to Sweden. However, this taxation is normally restricted pursuant to provisions of applicable double taxation treaties between Sweden and the individuals' countries of residence. A foreign company may be subject to capital gains taxation in Sweden if the Company has a permanent place of business in Sweden (a place of business to where the shares in TDC relate to).

        The above summary of the tax consequences related to the Takeover Bid is based on current Swedish rules and is only intended as general information. The taxation of each shareholder may vary depending on the specific individual tax situation. Certain tax consequences that are not described above may arise for certain categories of tax payers. Every shareholder should consult a tax advisor for information on the specific tax consequences that the Takeover Bid may give rise to, including the applicability and the effect of foreign income tax rules, provisions in double taxation treaties and any other regulations.

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  Exhibit 99.(a)(1)(J)
TENDER OFFER TO THE SHAREHOLDERS OF TDC A/S